SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YRC Worldwide Inc.

(Name of Subject Company (Issuer))

5% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985577 AA3

(CUSIP Numbers of Class of Securities)

Daniel J. Churay

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notice and Communications on Behalf of Filing Person)

Copies To:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,070,000	$1,430.99

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of July 1, 2010, there was $20,070,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $20,070,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,430.99	Filing party:	YRC Worldwide Inc.
Form or Registration No.:	Schedule TO	Date Filed:	July 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1	☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by YRC Worldwide Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 5% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 5% Net Share Settled Contingent Convertible Senior Notes due 2023, dated July 6, 2010 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

Items 1 through 9.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Option Documents, are hereby amended and supplemented as follows:

On August 3, 2010, the Company completed the sale of the remaining $20.2 million of its 6% convertible senior notes (the “Convertible Notes”) pursuant to the terms of a note purchase agreement that the Company executed on February 11, 2010 with certain investors named therein. The proceeds from the sale of these Convertible Notes will be used to retire the Notes to the extent Holders elect to have such Notes repurchased pursuant to the right of Holders to surrender their Notes for purchase.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1) *	Company Notice to Holders of 5% Net Share Settled Contingent Convertible Senior Notes due 2023, dated July 6, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 31, 2004, between the Company, certain subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2010	YRC Worldwide Inc.

	By:	/s/ DANIEL J. CHURAY
	Name:	Daniel J. Churay
	Title:	Executive Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1) *	Company Notice to Holders of 5% Net Share Settled Contingent Convertible Senior Notes due 2023, dated July 6, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 31, 2004, between the Company, certain subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.